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                            July 20, 2021

       Warren B. Kanders
       Chief Executive Officer
       Cadre Holdings, Inc.
       13386 International Pkwy
       Jacksonville, FL 32218

                                                        Re: Cadre Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 12, 2021
                                                            File No. 333-257849

       Dear Mr. Kanders:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 filed July 12, 2021

       Dilution, page 32

   1. Please explain how you calculated the historical net tangible book value as of March 31,
                                                        2021 of $185,190,000 as
that appears to be your amount of total assets less goodwill and intangible assets.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Warren B. Kanders
Cadre Holdings, Inc.
July 20, 2021
Page 2

       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameWarren B. Kanders
                                                        Division of Corporation
Finance
Comapany NameCadre Holdings, Inc.
                                                        Office of Life Sciences
July 20, 2021 Page 2
cc:       Robert L. Lawrence, Esq.
FirstName LastName